Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	25 May 2012

SIMS METAL MANAGEMENT MARKET UPDATE FOR FISCAL 2012

Sims Metal Management Limited (the “Company”) advises that basis the continuation of global economic challenges and headwinds, and with only 10 months results known at this point, that full year earnings for Fiscal 2012 ending 30 June 2012, including a gain on the sale of a business in February 2012 and after adding back goodwill impairment charges provided for in the first half of Fiscal 2012, will be materially less than 85% of the prior corresponding period. Results for the balance of Fiscal 2012 are not yet certain and may be impacted by global economic events and conditions as well as specific factors including, but not limited to, trading illiquidity and softness in deep sea ferrous markets, current weakness in ferrous metal prices, potential for gains or losses on non-ferrous and precious metal commodity hedges, gains or losses on derivatives acquired in connection with the investment in Chiho-Tiande Group, volatility in foreign currency markets, as well as timing and recognition of planned cargo and container shipments. The Company also notes that the gain on sale of a business as previously advised in February 2012 will result in a gain of $36 million during Fiscal 2012 instead of $32 million as previously advised.

The Company currently expects to release its Fiscal 2012 results to the market on 23 August 2012.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Dan Dienst Group Chief Executive Officer Tel: + 1 212 500 7410	or	Rob Larry Group Chief Financial Officer Tel: +1 312 644 8205

For media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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